Exhibit 99.4

Vinci Partners Investments Ltd.

Interim Financial Statements as of March 31, 2025

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais unless otherwise stated

Assets	Note	03/31/2025	12/31/2024

Current assets
Cash and cash equivalents	5(c)	163,782	223,302
Cash and bank deposits	5(c)	126,844	99,156
Financial instruments at fair value through profit or loss	5(c)	36,938	120,492
Financial instruments at amortized cost	5(c)	-	3,654
Financial instruments at fair value through profit or loss	5(d)	1,488,809	1,531,036
Accounts receivable	5(a)	162,569	227,951
Sub-leases receivable	11	1,770	1,758
Taxes recoverable		11,200	22,137
Other assets	7	66,398	55,273
Total current assets		1,894,528	2,061,457

Non-current assets
Financial instruments at fair value through profit or loss	5(d)	127,710	140,824
Financial instruments at amortized cost	6	6,334	6,991
Accounts receivable	5(a)	15,603	15,901
Sub-leases receivable	11	3,910	4,081
Taxes recoverable		3,969	704
Deferred taxes	21	29,889	31,346
Other assets	7	40,287	49,468
		227,702	249,315

Investments accounted for using the equity method	8(b)	53,781	55,081
Property and equipment	9	60,279	59,132
Right of use – Leases	11	135,768	102,117
Intangible assets	10	1,054,859	1,057,949
Total non-current assets		1,532,389	1,523,594

Total assets		3,426,917	3,585,051

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais unless otherwise stated

Liabilities and equity	Note	03/31/2025	12/31/2024

Current liabilities
Trade payables		12,290	11,527
Financial instruments at fair value through profit or loss	5(d)	11,786	-
Deferred revenue	26	15,514	-
Leases	11 and 5(e)	35,031	33,303
Accounts payable	12	36,792	38,667
Labor and social security obligations	13	62,645	182,071
Loans and obligations	15	27,632	45,220
Taxes and contributions payable	14	26,264	40,855
Total current liabilities		227,954	351,643

Non-current liabilities
Leases	11 and 5(e)	116,025	86,152
Labor and social security obligations	13	8,658	8,992
Loans and obligations	15	763,298	816,322
Deferred taxes	21	5,237	5,086
Retirement plans liabilities	16	416,135	374,813
Total non-current liabilities		1,309,353	1,291,365

Total liabilities		1,537,307	1,643,008

Equity	17
Share capital		18	18
Additional paid-in capital		2,097,712	2,097,712
Treasury shares	17(f)	(300,082)	(259,773)
Retained earnings		87,214	30,682
Other reserves		5,717	73,769
		1,890,579	1,942,408

Non-controlling interests in the equity of subsidiaries	8(c)	(969)	(365)

Total equity		1,889,610	1,942,043

Total liabilities and equity		3,426,917	3,585,051

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of income

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	03/31/2025	03/31/2024

Net revenue from services rendered	18	234,721	109,087

General and administrative expenses	19	(175,445)	(61,658)

Operating profit		59,276	47,429

Finance income	20	30,409	32,611
Finance expenses	20	(20,196)	(23,948)

Finance profit, net		10,213	8,663

Equity gain/(loss)	8	(2,201)	-

Profit before income taxes		67,288	56,092

Income taxes	21	(11,360)	(10,384)

Profit for the year		55,928	45,708

Attributable to the shareholders of the parent company		56,532	46,157
Attributable to non-controlling interests		(604)	(449)

Basic earnings per share in Brazilian Reais	17(g)	0.89	0.84
Diluted earnings per share in Brazilian Reais	17(g)	0.86	0.80

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of comprehensive income

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

	03/31/2025	03/31/2024

Profit for the year	55,928	45,708

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees	(18,391)	1,030

Total comprehensive income for the year	37,537	46,738

Attributable to:
Shareholders of the parent company	38,141	47,187
Non-controlling interests	(604)	(449)

	37,537	46,738

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of changes in equity

For the three months ended March 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	Paid-in capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2024	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year	-	-	46,157	-	-	46,157	(449)	45,708
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	1,030	-	1,030	-	1,030
Share based payments	-	-	-	4,279	-	4,279	-	4,279
Treasury shares bought, net of shares sold	-	-	-	-	(28,302)	(28,302)	-	(28,302)
Allocation of profit:
Dividends	-	-	(53,357)	-	-	(53,357)	-	(53,357)

At March 31, 2024	15	1,408,438	104,244	37,185	(201,165)	1,348,717	1,415	1,350,132

At January 01, 2025	18	2,097,712	30,682	73,769	(259,773)	1,942,408	(365)	1,942,043

Profit for the year	-	-	56,532	-	-	56,532	(604)	55,928
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(18,391)	-	(18,391)	-	(18,391)
Share based payments	-	-	-	5,351	-	5,351	-	5,351
Treasury shares bought, net of shares sold	-	-	-	-	(40,309)	(40,309)	-	(40,309)
Allocation of profit:
Dividends	-	-	-	(55,012)	-	(55,012)	-	(55,012)

At March 31, 2025	18	2,097,712	87,214	5,717	(300,082)	1,890,579	(969)	1,889,610

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

Three-month period ended March 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes	03/31/2025	03/31/2024
Cash flows from operating activities

Profit before taxation		67,288	56,092
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	19	13,838	5,464
Investment income and exchange variation of financial instruments at fair value through profit or loss		25,865	34,844
Net foreign exchange on liabilities at amortized cost	15(i)	(44,685)	15,576
Interest expense on loans and obligations	20	16,141	15,010
Loss/(gain) on remeasurement of contingent consideration	20	(9,546)	5,756
Share based payments	19	5,003	6,148
Financial result on lease agreements	20	3,694	2,037
Equity gains/(losses)	8(b)	2,201	-
Other adjustments		(2,942)	-
		76,857	140,927
Changes in assets and liabilities
Accounts receivables		65,680	12,048
Taxes recoverable		7,673	(225)
Other assets		13,775	(6,188)
Trade payables		763	(1,521)
Deferred revenue		15,514	10,419
Accounts payable		(17,462)	32
Labor and social security obligations		(119,410)	(74,623)
Taxes and contributions payable		(12,058)	(4,847)
Purchases of financial instruments related to retirements plans		(32,933)	(58,057)
Contribution for retirements plans		30,160	58,000
Deferred taxes		(489)	-
		(48,787)	(64,962)

Cash generated from operations		28,070	75,965
Income tax paid		(11,770)	(15,417)
Net cash inflow from operating activities		16,300	60,548

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets		(8,343)	(3,302)
Purchase of financial instruments at fair value through profit or loss		(60,243)	(325,208)
Sales of financial instruments at fair value through profit or loss		137,547	245,543
Purchase and sales of financial instruments at amortized cost		657	-
Capita increase in joint ventures investments	8(b)	(3,933)	-

Net cash (outflow) from investing activities		65,685	(82,967)

Cash flows from financing activities
Interest payments of loans and obligations	15	(15,993)	(11,955)
Principal payments of loans and obligations	15	(15,354)	(8,889)
Treasury shares acquisition paid, net of treasury shares sold	17(f)	(40,367)	(28,302)
Lease payments, net of sublease received		(7,260)	(5,652)
Dividends paid	17(e)	(54,675)	(53,228)

Net cash (outflow) from financing activities		(133,649)	(108,026)

Net increase in cash and cash equivalents		(51,664)	(130,445)

Cash and cash equivalents at the beginning of the year	5(c)	223,302	660,305

Foreign exchange variation of cash and cash equivalents in subsidiary		(7,856)	2,128

Cash and cash equivalents at the end of the year	5(c)	163,782	531,988

Non-cash financing activities

Dividends declared and not yet paid until March 31, 2025 and 2024 were R$ 2,696 and R$ 3,791 (Note 12), respectively.

Consideration payable and contingent consideration (earn-out) as of March 31, 2025 and 2024 were 206,552 and 119,552 (Note 14), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci Compass"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services and retirement services. The actual shareholders of the Entity are disclosed in Note 17.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On March 07, 2024, Vinci Compass announced an agreement for a business combination with Compass and on October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management. Please see note 7(a) further detail regarding the transaction.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on May 12, 2025.

(a)	Interim consolidated financial statements

Vinci Compass operates as an asset management firm. The Group focuses on private equity, real assets, credit, equities, corporate advisory and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Ownership interest in subsidiaries on March 31, 2025 and December 31, 2024 are as follows:

	Interest - %

	03/31/2025	12/31/2024

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria Financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners Fund III GP Limited	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	98
MAV Capital Gestora de Recursos SS Ltda. (6)	100	100
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	100
Lacan Administração de Bens e Participações Ltda. (7)	100	100
Lacan Investimentos e Participações Ltda. (7)	100	100
SPS IV GP LLC	100	100
MNC Holdings Limited (8)	100	100
Investis Asset Management S.A. (8)	100	100
Compass Group S.A. (8)	100	100
CG Investimentos Brazil Ltda (8)	100	100
Compass Investments Brazil LLC (8)	100	100
Vinci Compass Chile SpA (8)	100	100
Vinci Compass Inversiones SpA (8)	100	100
Compass Group Chile S.A. Administradora General De Fondos (8)	100	100
VC Servicios Financieros SpA (8)	100	100
Compass Group S.A. Asesores de Inversion (8)	100	100
VC Asesorias e Inversiones SpA (8)	100	100
VC Distribución Institucional SpA (8)	100	100
Compass Group Chile Spa (8)	100	100
Compass Group SA Comisionista de Bolsa (8)	100	100
CG Asesores De Inversión Colombia S.A.S (8)	100	100
Compass Investmenst De Mexico S. A. de C. V. Sociedad Operadora de Fondos de Inversion (8)	100	100
Compass Investmenst Corporativo S.A. de C.V. (8)	100	100
CDI Sociedad Administradora de Proyectos S.A. De C.V (8)	100	100
MB Property Management Mexico S de RL De C.V. (8)	100	100
CDI Sociedad Desarrolladora de Proyectos S.A. de C.V. (8)	-	100
Compass Group Holding S.A.P.I de C.V. (8)	100	100

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Compass Servicios Operativos S de RL de C.V. (8)	100	100
Compass Desarrollo Inmobiliario S.A. de C.V. (8)	100	100
Compass Latin America Investments LLC (Delaware) (8)	100	100
Compass Capital Consultants S.A.C. (8)	100	100
Compass Peru S.A. (8)	100	100
Compass Group S.A.F. S.A.. (8)	100	100
Compass Group Global Advisors S.A. (8)	100	100
Compass Group Uruguay Investment Advisors S.A. (8)	100	100
Bunara S.A. (8)	100	100
Cipresi S.A. (8)	100	100
CG Global Services S.A. (8)	100	100
Compass Group LLC Establecimiento Permanente en Chile (8)	100	100
Compass Group LLC (8)	100	100
CG Compass (USA) LLC (8)	100	100
Compass Group Holdings Inc (8)	100	100
Compass Group Investments Solutions LLC (8)	100	100
Compass Group Asset Management Holdings S.L (8)	100	100
CDI Mexican Investments Ltd (8)	100	100
Compass GP Luxemburgo (8)	100	100
Inversiones La Esmeralda SpA (8)	100	100
Compass GSO COF IV Solutions GP Ltd (8)	100	100
Compass BXLS V Solutions GP (8)	100	100
Compass SP Solutions GP (8)	100	100
Compass LCP X Solutions GP (8)	100	100
Compass Secondaries Solutions (8)	100	100
Compass Capital (Cayman) (8)	100	100
Compass BCP Asia II Solutions (8)	100	100

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity classifies Vinci Monalisa FIM Crédito Privado IE as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci Compass has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

(5)	Under the terms of IFRS 10, the Entity classifies Vinci US RE Corporation as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(6)	On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 30% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and 100% of the issued share capital of ICML Gestão de Negócios e Participações SS Ltda. Vinci Compass has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci Compass has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

(7)	Subsidiaries consolidated after Lacan business combination. Please see note 8(a)(iii) for further details of the transaction.

(8)	Subsidiaries consolidated after Compass business combination. Please see note 8(a)(ii) for further details of the transaction.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any interest retained in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Reclassification for better presentation

The Group revaluated the information provided in the statement of cash flow for the period ended on March 31, 2024, and reclassified the purchases of the financial instruments related to retirement plans, in the amount of R$ 58,057, from investment activity to operational activity. The reclassification was made to reflect in the same cash flow activity the contributions and the investments related to the retirement plans as the Group understands that its operating activity comprises the management of such plans with the resources provided from the contributors of the retirement plan which are comprised by resources that are exclusively from third parties. The Group understands that the best presentation is to include the activities of the retirement plan in the same group of the cash flow statement and changed the way it was presented in 2024 for comparative purposes (in 2024 the activity related to the purchases of financial instruments was included as investing activity).

2.2	Segment reporting

Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci Compass.

The strategic decisions of the Group comprise six distinct business segments: (i) Private Equity, (ii) Equities, (iii) Real Assets; (iv) Credit; (v) Global IP&S; and (vi) Corporate Advisory (see Note 23).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity are included as follows:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

•	Estimated useful lives for fixed and intangible assets.

•	Estimative and assumptions related to lease contracts, including variable considerations, evaluation of implicit interest rate and extensions options.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of March 31, 2025, and December 31, 2024 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have investment-grade evaluated by credit agencies. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci Compass's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Loans and receivables from employees evaluated at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount of the Group’s financial assets and liabilities exposed to other currencies were as follows:

Balance sheet	03/31/2025	12/31/2024

Cash and cash equivalents	120,524	96,259
Financial instruments at fair value through profit or loss	165,407	102,626
Accounts receivable	50,338	171,744
Taxes recoverable	5,059	18,940
Other receivables	50,939	25,921
Current assets	392,267	415,490

Financial instruments at fair value through profit or loss	107,940	120,846
Financial instruments at amortized cost	1,900	6,991
Other receivables	-	1,949
Investments accounted for using the equity method	53,781	55,081
Deferred taxes	9,963	10,313
Lease, property and equipment	117,960	89,130
Non-current assets	291,544	284,310

Trade payables	4,929	11,527
Deferred revenue	6,322	-
Leases	45,709	12,038
Accounts payable	2,346	6,402
Loans and obligations	37,795	7,200
Labor and social security obligations	44,921	69,235
Taxes and contributions payable	9,445	19,705
Current liabilities	151,467	126,107

Other payables	-	309
Loans and obligations	534,099	577,982
Lease	1,506	40,531
Labor and security obligations	-	341
Deferred taxes	11,027	496
Non-current liabilities	546,632	619,659

Net Equity exposed to other currencies (comprised as below)	(14,288)	(45,966)

Net Equity exposed to US Dollars	(206,203)	(260,868)
Net Equity exposed to Euros	2,082	2,096
Net Equity exposed to Pounds	16,045	15,445
Net Equity exposed to Chilean Pesos	108,710	120,484
Net Equity exposed to Uruguayan Pesos	522	1,239
Net Equity exposed to Colombian Pesos	12,773	13,352
Net Equity exposed to Argentine Pesos	15,004	12,706
Net Equity exposed to Mexican Pesos	9,902	11,366
Net Equity exposed to Peruvian Sols	26,877	38,214

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Net foreign exchange result	03/31/2025	03/31/2024

Financial revenue	1,140	-
Financial expense	-	(614)

Net foreign exchange result, net	1,140	(614)

The Group operates internationally and is exposed to foreign exchange risk.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits, certificates of deposits and US treasury bills of R$ 163,782 (12/31/2024 – R$ 223,302) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	03/31/2025	12/31/2024
Cash and cash equivalents	163,782	223,302
Financial instruments at fair value through profit or loss (i)	1,488,809	1,531,036
Trade payables	(12,290)	(11,527)
Labor and social security obligations	(71,304)	(191,063)
Accounts payable	(36,792)	(38,667)
Lease liabilities	(151,056)	(119,455)
Convertible preferred shares	(534,100)	(577,982)
Commercial notes	(44,674)	(55,150)
Consideration payable	(5,433)	(10,542)
Other obligations	(5,604)	(7,202)
Retirement plans liabilities	(416,135)	(374,813)
Net debt	375,203	367,937

The contingent consideration was not included in the net debt calculation since, subjected to certain conditions, the obligation will be settled by shares held in treasury or shares to be issued by Vinci Compass.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	(126,505)	112,315	(279,770)	29,406	(512,354)	269,443
Fair value adjustment	-	(37,998)	(9,489)	-	31,955	93,238
Addition and finance expenses accrual	-	(184,292)	-	(76,049)	-	-
Foreign exchange adjustments	-	(134,475)	-	-	43,396	-
December 31, 2024	(241,257)	(861,542)	(374,813)	(119,455)	223,302	1,531,036

Cash flow and dividends provision	120,871	30,254	(30,159)	9,591	(134,871)	(44,133)
Fair value adjustment	-	1,598	(11,163)	-	31,955	1,906
Addition and finance expenses accrual	-	(5,925)	-	(41,192)	-	-
Foreign exchange adjustments	-	44,685	-	-	43,396	-
March 31, 2025	(120,386)	(790,930)	(416,135)	(151,056)	163,782	1,488,809

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at March 31, 2025	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(12,290)	-	-	(12,290)	(12,290)
Labor and social security obligations	(62,645)	(6,131)	(2,527)	(71,303)	(71,303)
Lease liabilities	(35,031)	(55,887)	(120,189)	(211,107)	(151,056)
Accounts payable	(36,792)	-	-	(36,792)	(36,792)
Loans and financing	(64,487)	(175,139)	(997,453)	(1,237,079)	(790,930)
Total	(211,245)	(237,157)	(1,120,169)	(1,568,571)	(1,062,371)

Contractual maturities of financial liabilities at December 31, 2024	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(11,527)	-	-	(11,527)	(11,527)
Labor and social security obligations	(182,071)	(6,372)	(2,620)	(191,063)	(191,063)
Lease liabilities	(33,303)	(40,669)	(60,054)	(134,025)	(119,455)
Accounts payable	(38,667)	-	-	(38,667)	(38,667)
Loans and financing	(72,303)	(150,003)	(1,065,615)	(1,287,921)	(861,542)
Total	(337,871)	(197,044)	(1,128,289)	(1,663,203)	(1,222,254)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact on its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.25% (or R$ 3.2 million) of the financial investment portfolio for a confidence interval of 95% on March 31, 2025 (0.17% or R2.4 million on December 31, 2024).

●	0.39% (or R$ 4.8 million) of the financial investment portfolio for a confidence interval of 99% on March 31, 2025 (0.27% or R$ 3.8 million on December 31, 2024).

Additionally, the Group evaluated the financial investment portfolio on March 31, 2025 and December 31, 2024, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	03/31/2025	12/31/2024
Current inflation	Inflation index	-100bps	2.8	3.1
Exchange traded real estate funds	Share prices	-10%	(17.1)	(12.4)
Brazilian stock prices	Share prices	-10%	(3.4)	(4.4)
Fixed-rate offshore rates	US yield curve	-100bps	(48.5)	(53.0)
Foreign exchange rate	Foreign exchange rates	10% (***)	(9.6)	(9.4)
Domestic base overnight rate	Domestic base overnight rate	-100bps	(2.5)	(4.2)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	03/31/2025	12/31/2024

Accounts receivable	(a)	178,172	243,852
Other financial assets at amortized cost	(b)	40,669	44,342
Cash and cash equivalents	(c)	163,782	223,302
Financial assets at fair value through profit or loss (FVPL)	(d)	1,616,519	1,671,860
		1,999,142	2,183,356

Financial liabilities

Financial liabilities at fair value through profit or loss (FVPL)		11,786	-
Liabilities at amortized cost	(e)	120,385	241,257
Lease liabilities	(e)	151,056	119,455
Loans and financing	(e)	790,930	861,542
Retirement plans liabilities	(e)	416,135	374,813
		1,490,292	1,597,067

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	03/31/2025	12/31/2024
Accounts receivable from contracts with customers	163,201	228,583
Loss allowance	(632)	(632)

Non-current assets
Accounts receivable from contracts with customers	15,603	15,901
	178,172	243,852

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in their entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimates that it is highly probable that a significant reversal will not occur. Vinci Compass expects the unrealized performance fees will be received during 2025. However, since its realization is subject to uncertainty, the balance is presented as a non-current receivable.

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on a quarterly basis Vinci Compass analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of March 31, 2025 and December 31, 2024 reconcile to the opening loss allowances as follows:

	03/31/2025	12/31/2024
Opening loss allowance on January 1	(632)	(150)
Loss allowance assumed as a result of business combination		(491)
Decrease in accounts receivable allowance recognized in profit or loss	-	9
Closing loss allowance on December 31	(632)	(632)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2025 and 2024. Subsequent recoveries of amounts previously written off are credited against the same line item.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	03/31/2025	12/31/2024

Employees loans (Note 6 (i))	13,167	15,100
Receivable from employees (Note 7 (i))	27,502	29,242

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Cash and cash equivalents

	03/31/2025	12/31/2024

Cash and bank deposits	126,844	99,156
Financial instruments at fair value through profit or loss (i)	36,938	120,492
Financial instruments at amortized cost (ii)	-	3,654
	163,782	223,302

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand, bank deposits held at financial institutions, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii) Comprised of US Treasury Bills.

d) Financial assets and liabilities at fair value through profit or loss

The group classifies the following financial assets and liabilities at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds;

-	Real Estate Investments;

-	Derivatives financial instruments;

-	Listed equity securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets and liabilities measured at FVPL include the following categories:

	03/31/2025	12/31/2024

Current assets	1,488,809	1,531,036
Mutual funds (i)	1,472,990	1,519,524
Derivative financial assets (ii)	9,974	5,647
Listed equity securities	2,911	2,836
Real Estate Investments (iv)	2,831	2,923
Other financial assets	103	106

Non-current assets	127,710	140,824
Mutual funds	1,109	9,919
Private markets funds (iii)	31,480	30,189
Real Estate Investments (iv)	93,766	99,341
Listed equity securities	1,355	1,375

Current liabilities	11,786	-
Derivative financial liabilities (ii)	11,786	-

The following table demonstrates the funds invested included in each category mentioned above.

(i) Mutual funds
	03/31/2025	12/31/2024

Current assets	1,472,990	1,519,524
Vinci Monalisa FIM Crédito Privado IE (2)	944,366	1,025,462
Vinci Multiestratégia FIM	757	1,038
Compass Lapco Fondo De Inversion Serie B	8,030	-
Vinci Institucional FI RF Referenciado DI	-	3,028
Vinci Income Fund Ltd	29,268	31,150
Vinci Argentina Opportunity Fund II	15,461	17,120
Vinci Reservas Técnicas FI RF DI	19,401	16,392
Retirement services investment funds (1)	416,134	374,813
FI Vinci Renda Fixa CP	6,455	7,676
Fondo Mutuo Compass Liquidez	6,604	14,862
Compass - Fondo de Inversión Adelanto de Efectivo	11,783	12,347
LV Money Market USD	6,575	5,592
Other mutual funds	8,156	10,044

Non-current assets	1,109	9,919
Other mutual funds	1,109	9,919

(1) These funds refer to the financial products as part of the Company's retirement plans services. See Note 15 for further information.

(2) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	03/31/2025	12/31/2024
Net Asset Value	944,366	1,025,462
Real estate funds	219,915	214,428
Mutual funds	363,388	460,892
Private market funds	277,018	274,699
Other assets/liabilities	84,045	75,443

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 56% of its investments are liquid and may be redeemed and 44% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of March 31, 2025 and December 31, 2024, Vinci Monalisa holds R$ 363,388 and R$ 460,892 of investments in mutual funds, respectively, which are distributed in the following classification:

	03/31/2025	12/31/2024
Mutual Funds’ classification
Interest and foreign exchange (a)	79.67%	81.72%
Foreign investments (b)	6.08%	7.19%
Macro (c)	4.11%	4.92%
Specific strategy (d)	10.14%	6.17%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	03/31/2025	12/31/2024

Vinci Credit Securities FII (a)	60,125	56,706
Vinci Imóveis Urbanos FII (b)	35,968	40,077
Vinci Offices FII (c)	24,075	22,624
Vinci Fulwood DL FII (d)	75,658	71,884
Other real estate funds (e)	24,089	23,137
	219,915	214,428

(a) The fund invests in real estate receivable certificates, bonds and other real estate assets;

(b) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(c) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(d) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

(e) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Private markets funds
	03/31/2025	12/31/2024

Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (a)	62,312	60,068
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (b)	56,176	56,160
VCP IV Master FIP B (c)	58,116	67,248
Vinci Strategic Partners I FIP – Classe A (d)	23,906	20,201
Vinci Strategic Partners I FIP – Classe B (d)	6,464	5,598
Vinci Infraestrutura Transporte e Logística FIP	17,631	17,626
Vinci Infra Coinvestimento I FIP - Infraestrutura	7,634	7,608
Vinci Impacto Ret IV FIP Multiestratégia	8,742	6,343
Lacan Florestal III Feeder FIP Multiestratégia (e)	13,848	13,297
Lacan Florestal II - FIP Multiestratégia (e)	5,659	5,444
Lacan Florestal IV Feeder FIP Multiestratégia - IS (e)	2,539	1,763
Other funds	13,991	13,343
Total private markets funds	277,018	274,699

(a) The Fund aims to increase the value of its shares through subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(b) The Fund's investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

(c) VCP IV is being established with the intention to continue the Group’s investment strategy of pursuing opportunistic private equity and equity-like investments in Brazil. Fund will maintain the Group’s opportunistic approach that provides flexibility to invest in four different sub-strategies: (i) Growth Equity, (ii) Buyout, (iii) Minority Growth and (iv) Turnaround, with a higher focus on the Growth and Buyout strategies.

(d) The purpose of the funds is to obtain capital gains through investment in assets in Brazil, such as shares in Brazilian private equity funds; and shares, subscription bonuses, simple and convertible debentures, other securities and bonds convertible or exchangeable into shares, provided that the debentures and other securities and bonds are admitted under the terms of the specific regulations applicable to RPPS and EFPC.

(e) The Funds’ objective is to manage and administer planted forests to supply eucalyptus wood, pine wood and other species for the purpose of generating energy in power plants, extracting wood from planted forests and managing administrative and sales activities.

(ii) Derivative financial assets/liabilities

March 31, 2025		Notional Amount of Contract with Final Expiration Date in thousands of US Dollars		Fair value
Derivative financial instruments	Currency	Up to 3 months	Between 3 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	4,560	458	(907)	-
Sales Forward	CHL x USD	(4,560)	(458)	5,007	-
Purchase Forward	USD x BRL	53,500	-	5,874	(11,786)
Total		53,500	-	9,974	(11,786)

Derivatives are only used for economic hedging purposes and not as speculative investments. They are presented as current assets or liabilities to the extent that they are expected to be settled 12 months after the end of the reporting period.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii) Private markets
	03/31/2025	12/31/2024

Vinci Capital Partners III Feeder FIP Multiestratégia	4,863	4,236
Nordeste III FIP Multiestratégia	4,362	3,400
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,363	3,272
Fundo Garantidor de Infraestrutura – FGIE – Class B	13,517	13,151
Compass Global Investments III	2,710	3,152
Compass Global Investments II	1,774	1,975
Compass Private Equity VII FI	891	1,003
Total Private markets funds	31,480	30,189
(iv) Real Estate Investments
	03/31/2025	12/31/2024

Current assets	2,831	2,923
Compass Desarrollo Inmobiliario (ROU)	2,831	2,923

Non-current assets	93,766	99,341
Vinci US RE Corporation (a)	62,420	67,313
CCLA Capital	15,808	14,471
Compass Desarrollo Inmobiliario	6,902	8,237
CCLA Desarrollo y Renta IMU	4,180	4,434
Compass Desarrollo y Rentas	3,049	3,319
Other Real Estate investments	1,407	1,567

Total Real Estate Investments	96,597	102,264

(a)	Vinci Compass invests in several properties through its subsidiary Vinci US RE Corporation. The investments are intended to develop real estate properties for capital appreciation through income or sale of the respective properties.

During the year, the following gains were recognized in profit or loss:

	03/31/2025	03/31/2024
Fair value gains on investments at FVPL recognized in finance income	18,429	64,332

e)	Financial liabilities

	03/31/2025	12/31/2024

Current	186,176	310,788
Trade payables	12,290	11,527
Financial instruments at fair value through profit or loss	11,786	-
Labor and social security obligations (Note 13)	62,645	182,071
Loans and obligations (Note 15)	27,632	45,220
Lease liabilities	35,031	33,303
Accounts payable (Note 12)	36,792	38,667

Non-current	1,304,116	1,286,279
Lease liabilities	116,025	86,152
Labor and social security obligations (Note 13)	8,658	8,992
Loans and obligations (Note 15)	763,298	816,322
Retirement plans liabilities (Note 16)	416,135	374,813

	1,490,292	1,597,067

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	March 31, 2025
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	4,266	-	-	4,266
Other financial assets	-	103	-	103
Certificate Deposits	-	36,938	-	36,938
Mutual funds	-	1,474,099	-	1,474,099
Derivative financial assets	-	9,974	-	9,974
Private equity funds	-	5,375	26,105	31,480
Real Estate Investments	-	34,177	62,420	96,597
Total Financial Assets	4,266	1,560,666	88,525	1,653,457

Financial Liabilities
Derivative financial liabilities	-	11,786	-	11,786
Total Financial Liabilities	-	11,786	-	11,786

	On December 31, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	4,211	-	-	4,211
Other financial assets	-	106	-	106
Certificate Deposits	-	120,492	-	120,492
Mutual funds	-	1,529,443	-	1,529,443
Derivative financial assets	-	5,647	-	5,647
Private equity funds	-	6,130	24,059	30,189
Real Estate Investments	-	34,950	67,314	102,264
Total Financial Assets	4,211	1,696,768	91,373	1,792,352

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 120,641, R$ 447,750 and R$ 376,040, respectively (On December 31, 2024: R$ 118,089, R$ 537,653 and R$ 369,720, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds and real estate investments, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci Compass or its subsidiaries (fund's management).

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended March 31, 2025 and December 31, 2024:

Fair Value
Closing balance January 1, 2024	7,146
Capital deployment	61,531
Sales and distributions	(163)
Gain recognized in finance income	22,859
Closing balance December 31, 2024	91,373
Capital deployment	-
Sales and distributions	-
Loss recognized in finance income	(2,848)
Closing balance March 31, 2025	88,525

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

6       Financial instruments at amortized cost

	03/31/2025	12/31/2024

Certificate of deposit	3,026	3,232
Guarantee deposits	3,308	3,759

	6,334	6,991

7       Other assets

	03/31/2025	12/31/2024

Receivables from employees (i)	27,502	29,242
Related parties’ receivables (ii)	19,116	23,297
Employees loans (iii)	13,167	15,100
Advances to projects in progress (iv)	15,575	14,314
Finix Transaction Receivable (v)	11,197	12,075
Restricted deposit	8,407	-
Prepaid expenses	6,212	5,392
Guarantee deposits	431	1,096
Sundry advances	194	333
Sublease receivables	565	232
Others	4,319	3,660

	106,685	104,741

Current	66,398	55,273
Non-current	40,287	49,468

	106,685	104,741
(i)	Refers to a related party transaction. See Note 22 (d) for more details.

(ii)	Refers to an intercompany transaction. See Note 22 (b) for more details.

(iii)	Refers to amounts receivable from employees.

(iv)	Refers to costs incurred by projects related to funds administered by Vinci Compass, that are initially paid by the Group and subsequently reimbursed.

(v)	The amount is related to the sale of Fingroup shares, occurred on October 14, 2024. Before the business combination, Compass held 50% of ownership interest in Fingroup, sold before the closing date of the business combination. The outstanding receivable comprises 25% of the transaction, which will be received in two equal installments, on April 30, 2025, and April 30, 2026.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

8       Investments

(a)	Business Combination

(i)	Compass Business Combination

On March 07, 2024, the Entity announced an agreement for a business combination with Compass. On October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management, across different segments. Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America, currently present in seven countries in Latin America, the United States and United Kingdom.

The transaction had a total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$35.2 million. Under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in VINP Class A common stock.

Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

-	Footprint expansion in Latam;

-	Business complementary and;

-	Shared long-term vision.

(b)	Intangible assets that do not qualify for separate recognition:

Reputation: value of the acquired Compass' market recognition, and customer loyalty, which do not meet the criteria for recognition as a separate intangible asset.

Know-how and Expertise: Technical knowledge, internal processes, or specific workforce capabilities that cannot be separately measured.

Details of the estimated purchase consideration, the net assets acquired, goodwill and other intangible assets are as follows:

Cash paid	201,372
Shares issued (Class A Shares)	692,156
Contingent consideration (Earn-out I)	38,054
Contingent consideration (Earn-out II)	36,849

Total purchase consideration	968,431

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	51,032
Other assets and liabilities	301,948
Management contracts and customers relationship	324,361
Brands	77,763
755,104

Goodwill	213,327
Net assets acquired	968,431

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	MAV Business Combination

On April 25, 2024, Vinci Compass announced an agreement for a combination with MAV Capital Gestora de Recursos SS Ltda. (“MAV” or “MAV Capital”). The transaction was closed on June 28, 2024, and had a total cash consideration of R$5,000 and an obligation of R$10,000 segregated in two payments in each deal anniversary until 2026, respectively. The transaction increased Vinci Compass participation in the agribusiness, improving a segment that is raising. At the closing date, MAV had R$ 540 million assets under management in private markets sector.

Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

-	Agribusiness focused asset manager;

-	Enhances Vinci Compass’s credit segment offering;

-	More than 35 in-house structured credit operations across several sectors with special focus to Agribusiness.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	5,000
Consideration payable	10,000
Contingent consideration (Earn-out)	18,010

Total purchase consideration	33,010

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	285
Other assets and liabilities	(221)
Management contracts	3,245
Net identifiable assets acquired	3,309

Goodwill	29,701
Net assets acquired	33,010

(iii)	Lacan Ativos Reais Business Combination

On November 4, 2024, Vinci Compass announced an agreement for a combination with Lacan Administração de Bens e Participações Ltda. (“Lacan”). The transaction was also closed on November 4, 2024, and had a total cash consideration of R$70,000. The transaction increased Vinci Compass participation in the forestry area investments, improving a ESG agenda segment that is raising in a short period of time. At the closing date, Lacan had R$ 1.5 billion assets under management in private markets sector.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

-	Timberland investment management organization;

-	Forestry vertical to complement Vinci Compass’s Real Asset segment;

-	Strong relationships with Brazilian and European institutional investors;

-	Long-term AUM with 15+ year funds.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	70,000
Contingent consideration (Earn-out I)	18,519
Contingent consideration (Earn-out II)	14,949

Total purchase consideration	103,468

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	1.987
Other assets and liabilities	(1,497)
Management contracts	27,660
Net identifiable assets acquired	28,150

Goodwill	75,318
Net assets acquired	103,468

All the business combinations are still under its measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci Compass receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(b)       Investments accounted for using the equity method

As of March 31, 2025, the detail of investments in associates and joint ventures is as follows:

Affiliate	Country	Ownership	Nature of relationship	Equity	Share of profit (loss) (***)

CCLA Holdings Development and Property Management SL (“CCLA Holdings”) (*)	Spain	50%	Joint venture	45,260	(2,265)

Mexican associates’ entities (**)	Mexico	(**)	Associate	8,527	64

				53,787	(2,201)

(*) Joint Venture relationships with CIM Group. There is no control in these investments.

(**) Investments in Mexican associates comprise regulatory investment required to Compass Investment de México S.A. de C.V. Mexican associates does not have control over these investments. The ownership on theses associates may vary from 0.04% to 1.89%.

(***) Comprise group’s share of the post-acquisition profits or losses of the investees.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

As of 31 March 2025, movements in investment in joint ventures and associates are as follows:

	CCLA Holdings	Mexican associates	Total

Investments recognized as a result of business combination	32,604	7,943	40,547
Capital increase	13,140	-	13,140
Equity gain (loss)	(1,652)	152	(1,500)
Foreign exchange variation	2,356	538	2,894

Closing balance of investment on December 30, 2024	46,448	8,633	55,081

Capital increase	3,934	-	3,934
Equity gain (loss)	(2,265)	64	(2,201)
Foreign exchange variation	(2,857)	(170)	(3,027)

Closing balance of investment on March 31, 2025	45,260	8,527	53,787

Summarized financial information for material associates and joint ventures:

The tables below provide summarized financial information for those joint ventures and associates that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not Vinci Compass share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

	CCLA Holdings
	March 31, 2025	December 31, 2024

Current assets	59,070	89,175
Non-current assets	71,243	55,502
Current liabilities	(22,354)	(51,780)
Non-current liabilities	(17,439)	-

Net assets	90,520	92,897

Ownership interest	50%	50%

Investments by equity method	45,260	46,448

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(c)        Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Summarized Balance Sheet

Current assets	143	466	436,325	392,026	436,468	392,492
Current liabilities	(86)	(777)	(1,018)	(3,447)	(1,104)	(4,224)
Current net assets	57	(311)	435,307	388,579	435,364	388,268

Non-current assets	601	601	25,241	21,393	25,842	21,994
Non-current liabilities	(3,150)	(2,750)	(462,859)	(408,305)	(466,009)	(411,055)
Non-current net assets	(2,549)	(2,149)	(437,618)	(386,912)	(440,167)	(389,061)

Net assets	(2,492)	(2,460)	(2,311)	1,667	(4,803)	(793)

Accumulated NCI	(623)	(615)	(346)	250	(969)	(365)

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Total
of comprehensive income	03/31/2025	03/31/2024	03/31/2025	03/31/2024	03/31/2025	03/31/2024

Revenue	159	83	115	75	274	158

Profit for the period	(32)	(183)	(3,976)	(2,688)	(4,008)	(2,871)

Total comprehensive income	(32)	(183)	(3,976)	(2,688)	(4,008)	(2,871)

Profit/(loss) allocated to NCI	(8)	(46)	(596)	(403)	(604)	(449)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Property and equipment

							03/31/2025
	Buildings	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2025	27,889	10,535	70,951	6,243	8,790	675	125,083

Acquisitions, net of disposals	—	161	41	291	212	3,971	4,675
Write-off of fully depreciated items	—	(6)	—	(29)	—	—	(35)
Foreign Exchange variations of property and equipment abroad	—	—	(1,716)	—	(495)	(12)	(2,222)

At March 31, 2025	27,889	10,689	69,276	6,505	8,507	4,635	127,501

Accumulated depreciation

At January 1, 2025	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Depreciation	(139)	(333)	(1,093)	(420)	(253)	—	(2,239)
Foreign Exchange variations of property and equipment abroad	—	(99)	623	(59)	507	(4)	968

At March 31, 2025	(232)	(5,932)	(51,280)	(2,278)	(7,484)	(15)	(67,222)

Net book value
At January 1, 2025	27,796	5,035	20,141	4,444	1,052	664	59,132

At March 31, 2025	27,657	4,757	17,996	4,227	1,023	4,620	60,279

Annual depreciation rate - %	50	From 5 to 10	From 10 to 20	20	From 5 to10	—	—

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

							12/31/2024
	Buildings	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2024	—	12,858	48,963	7,634	10,325	791	80,571
Assets recognized as a result of business combination	27,889	1,985	16,453	2,378	211	160	49,076
Acquisitions, net of disposals	—	346	523	1,277	185	(275)	2,056
Write-off of fully depreciated items	—	(4,656)	(138)	(5,046)	(3,415)		(13,253)
Foreign Exchange variations of property and equipment abroad	—	—	5,150	—	1,484	—	6,634

At December 31, 2024	27,889	10,535	70,951	6,243	8,790	676	125,083

Accumulated depreciation
At January 1, 2024	—	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)
Depreciation	(93)	(937)	(3,414)	(702)	(379)	—	(5,525)
Write-off of fully depreciated items	—	4,608	138	5,046	3,415	—	13,207
Foreign Exchange variations of property and equipment abroad	—	132	(4,329)	(15)	(1,430)	(11)	(5,653)

At December 31, 2024	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Net book value
At January 1, 2024	—	3,555	5,758	1,506	981	791	12,591

At December 31, 2024	27,796	5,035	20,141	4,444	1,052	664	59,132

Annual depreciation rate - %	50	From 5 to 10	From 10 to 20	20	From 5 to10	—	—

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Intangible assets

Intangible assets include expenditure on the development of the software, placement agent and the management contracts, customers relationship, brands, and the goodwill generated by the acquisitions of SPS, MAV, Compass and Lacan.

The software development comprises mainly the following assets:

-	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio; and

-	Systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired, If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the year ended March 31, 2025 and December 31, 2024.

						03/31/2025
	Brands and licenses (a)	Softwarte development	Placement Agent (b)	Goodwill (c)	Management Contracts and Customer relationships (d)	Total
Cost
At January 1, 2025	77,822	46,973	24,540	555,175	383,082	1,087,592

Additions	—	4,805	—	—	—	4,805
Write-off of assets, including fully depreciated items	—	(1,101)	—	—	—	(1,101)
Foreign exchange variation of intangible assets abroad	—	(1,162)	(222)	(282)	(396)	(2,062)

At March 31, 2025	77,822	49,515	24,318	554,893	382,686	1,089,234

Accumulated amortization					‘
At January 1, 2025	—	(15,567)	(4,951)	—	(9,125)	(29,643)

Amortization	—	(1,871)	(621)	—	(3,166)	(5,658)
Foreign exchange variation of intangible assets abroad	—	825	86	—	16	927
At March 31, 2025	—	(16,613)	(5,486)	—	(12,275)	(34,374)

At January 1, 2025	77,822	31,407	19,588	555,175	373,956	1,057,949

At March 31, 2025	77,822	32,902	18,832	554,893	370,410	1,054,859
Amortization rate (per year) - %	(a)	20%	(b)	(c)	(d)	—

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

a) Brands have an indefinite useful life and are not subject to amortization. The method used to calculate the fair value of the Brand was Relief from Royalty – RFR, which uses a royalty rate estimated and projected revenue of the Group. The useful life of the brand was determined by the Management as undefined. For this conclusion, we considered (i) the strong reputation among peers and customers, (ii) its potential as a consolidating brand, and (iii) the decision of Vinci Compass in keeping Compass in the company's new brand Group.

Brands are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(b) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(c) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. On December 31, 2024, goodwill was tested and no provision for impairment losses was identified by Vinci Compass.

Goodwill	03/31/2025	12/31/2024

Compass	287,582	287,866
SPS	162,290	162,290
Lacan	75,318	75,318
MAV	29,701	29,701
Total	554,891	555,175

The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current period and prior year based on determining recoverable amount based on value-in-use.

(d) Refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations. These amounts are amortized based on the duration of the related funds. When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on an annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed. The total amount allocated to Management Contracts and Customer relationships with undefined useful life is $ 229,035 as of March 31, 2025 ($ 229,035 as of December 31, 2024).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Fund’s Management Contracts and Customer relationships for funs with defined useful life	Forecast period
	From	To
SPS	September 2022	December 2030
MAV	July 2024	December 2029
Lacan	November 2024	December 2041
Compass	November 2024	December 2053

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). No impairment losses were recognized on March 31, 2025 and December 31, 2024.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

						12/31/2024
	Brands and licenses (a)	Software development	Placement Agent (b)	Goodwill (c)	Management Contracts and Customer relationships (d)	Total
Cost
At January 1, 2024	29	40,304	20,722	162,290	22,049	245,394
Assets recognized as a result of business combination	77,763	5,225	—	392,345	360,689	836,021
Additions	30	15,696	3,284	—	—	19,010
Write-off of assets, including fully depreciated items	—	(16,416)	—	—	—	(16,416)
Foreign exchange variation of intangible assets abroad	—	2,164	534	540	344	3,583

At December 31, 2024	77,822	46,973	24,540	555,175	383,082	1,087,592

Accumulated amortization					‘
At January 1, 2024	—	(24,686)	(1,896)	—	(4,064)	(30,646)
Amortization	—	(4,476)	(2,769)	—	(5,061)	(12,306)
Write-off of assets, including fully depreciated items	—	14,713	—	—	—	14,712
Foreign exchange variation of intangible assets abroad	—	(1,117)	(287)	—	—	(1,403)

At December 31, 2024	—	(15,566)	(4,951)	—	(9,125)	(29,643)

At January 1, 2024	29	15,618	18,826	162,290	17,985	214,748

At December 31, 2024	77,822	31,407	19,588	555,175	373,956	1,057,949
Amortization rate (per year) - %	(a)	20%	(b)	(c)	(d)	—

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

11	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	03/31/2025	12/31/2024
Sub-lease receivable
Brazil	1,770	1,758
Chile	3,910	4,081
Total	5,680	5,839

Current	1,770	1,758
Non-current	3,910	4,081
Total	5,680	5,839

Right of use assets
Brazil	88,636	51,712
USA	31,462	32,212
Others offices	15,670	18,193
Total	135,768	102,117

Lease liabilities
Brazil	(94,322)	(56,510)
USA	(37,876)	(40,956)
Others offices	(18,857)	(21,989)
Total	(151,056)	(119,455)
	03/31/2025	12/31/2024

Current	(35,031)	(33,303)
Non-current	(116,025)	(86,152)
Total	(151,056)	(119,455)

Addition to the right-of-use assets resulted from new contracts and contracts modifications were R$ 41,192 until March 31, 2025 (additions of R$ 3,918 during 2024 financial year).

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	03/31/2025	03/31/2024

Right of use assets depreciation	(5,662)	(2,339)
Financial expense	(3,758)	(2,216)
	(9,420)	(4,555)

The total cash outflow for leases until March 31, 2025 was R$ 9,591 (R$ 6,764 until March 31, 2024).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2024.

12	Accounts payable

	03/31/2025	12/31/2024

Accrued liabilities (i)	14,660	16,533
Temporary deposit from clients (ii)	8,257	11,561
Dividends payable	2,696	3,791
Lease payable – prior month expense	2,227	1,840
Related Parties	1,791	805
Treasury shares acquisition	810	810
Other payables	6,351	3,327
	36,792	38,667

(i)	Fees, commissions, and other payables.

(ii)	Comprises temporal payments made by client to invest in Mexican Investment Fund through the investment manager

13	Labor and social security obligations

	03/31/2025	12/31/2024

Profit sharing	37,888	146,743
Labor provisions	33,415	44,320

	71,303	191,063

Current	62,645	182,071
Non-current	8,658	8,992

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2024 were paid in the first quarter of 2025. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with the Entity policy. Vinci Compass Management estimated the profit sharing as of March 31, 2025 based on the management and advisory net revenue recognized and the realized performance fee up to March 31, 2025.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

ince the second quarter of 2022 labor provisions have been impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs, of which the vesting dates are over than 1 year. Please see note 24 for more details.

14	Taxes and contributions payable

	03/31/2025	12/31/2024
Income tax	18,705	28,812
Social contribution	3,552	3,985
Social Contribution on revenues (COFINS)	2,117	2,769
Service tax (ISS) on billing	700	604
Social Integration Program (PIS)	462	1,677
Withholding Income Tax (IRRF) deducted from third parties	129	366
Others	597	2,642

	26,264	40,855

15	Loans and obligations

	03/31/2025	12/31/2024
Convertible Preferred Shares (i)	534,100	577,982
Commercial Notes (ii)	44,674	55,150
Consideration payable (iii)	5,433	10,542
Contingent consideration (iv)	201,119	210,666
Banco Security (v)	4,100	5,647
Other obligations	1,504	1,555

	790,930	861,542

Current	27,632	45,220
Non-current	763,298	816,322

(i)	Convertible Preferred Shares

On October 10, 2023, Vinci Compass and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci Compass's platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new Series A Convertible Preferred Shares issued by Vinci Compass.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8,00% per annum. The dividend rate is subject to increase to 10,00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73,5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13,60 per Class A Common Share.

Under certain conditions, Vinci Compass may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders, On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares.

Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer's perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other events that changes the likelihood that the conversion option will be exercised.

The following table presents the changes in the Convertible Preferred Shares in the period ended March 31, 2025 and December 31, 2024:

Closing balance December 31, 2023	431,333
Net foreign exchange loss/(gain)	136,374
Interest expense	49,261
Interest paid	(38,986)
Closing balance December 31, 2024	577,982
Net foreign exchange loss/(gain)	(44,685)
Interest expense	13,201
Interest paid	(12,398)
Closing balance March 31, 2025	534,100

Current	12,398
Non-current	521,702

On January 1, 2025, the Entity paid the total amount of R$ 12,398 related to the dividends of the series A convertible preferred shares.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Commercial notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda., a subsidiary of Vinci Compass, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2,15% on an annual basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprise financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of March 31, 2025 and December 31, 2024.

The following table presents the changes in the Commercial Notes up the period ended March 31, 2025 and December 31, 2024:

Closing balance December 31, 2023	73,189
Interest expense	8,651
Interest paid	(8,912)
Principal paid	(17,778)
Closing balance December 31, 2024	55,150
Interest expense	2,008
Interest paid	(3,595)
Principal paid	(8,889)
Closing balance March 31, 2025	44,674

Current	9,630
Non-current	35,044

(iii)	Consideration payable

SPS Capital Gestão de Recursos Ltda.

According to Note 7(a), Vinci Compass acquired SPS Capital Gestão de Recursos Ltda, on August 16, 2022. As part of the deal, Vinci Compass assumed a financial obligation to be paid on the second anniversary of the closing date. The amounts as of March 31, 2025, and December 31, 2024, are R$ 9.

On August 16, 2024, the amount of R$ 51,336 was paid as part of the liquidation of the obligation.

The consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

MAV Capital Gestora de Recursos SS Ltda.

According to Note 7(a), Vinci Compass acquired MAV Capital Gestora de Recursos SS Ltda, on June 28, 2024. As part of the deal, Vinci Compass assumed a financial obligation to be paid in two installments on the first anniversary and second anniversary of the closing date. The amounts as of March 31, 2025, and December 31, 2024, are R$ 5,433 and R$ 10,533, respectively.

On February 28, 2025, the amount of R$ 5,372 was paid as part of the liquidation of the obligation.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iv)	Contingent consideration

The following table presents the changes in the Contingent consideration up the period ended March 31, 2025 and December 31, 2024:

Earn-out	03/31/2025	12/31/2024

SPS	75,541	79,674
Compass	74,101	79,515
MAV	18,010	18,010
Lacan	33,467	33,467
Total	201,119	210,666

SPS Capital Gestão de Recursos Ltda.

Vinci Compass shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, according to Vinci Compass’s best estimate.

On March 31, 2025, Vinci Compass reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a gain in the financial result in the amount of R$ 4,132 for the period ended March 31, 2025 (expense of R$ 5,756 for the year ended March 31, 2024).

Compass

Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2026 and 2027 subject to the achievement of certain pre-determined metrics, to be paid in VINP Class A common stock.

On March 31, 2025, the fair value of the obligation based on the economic conditions at that date is R$ 74,101. The variation was recognized as a gains in the financial result in the amount of R$ 5,414.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

MAV Capital Gestora de Recursos SS Ltda.

Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2027 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.

On March 31, 2025 and December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 18,010.

Lacan Ativos Reais

Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2026 and 2028 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.

On March 31, 2025 and December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 33,467.

(v)	Banco Security

See details in note 5 (d).

16	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of March 2025 and December 2024, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On March 31, 2025 the Retirement plan liabilities are R$ 416,134 (R$ 374,813 as of December 31, 2024).

17	Equity

(a)	Capital

The capital comprises 54,230,733 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci Compass has two classes of common shares: Class A common shares and our Class B common shares.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Fair value option of convertible preferred shares

As informed on note 14 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. At the transaction date, the fair value of the stock option and the amount of transaction cost were allocated to the equity in the amounts of R$ 34,141 and R$ 1,958, respectively.

(b)	Retained earnings

Retained earnings comprise the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(c)	Other reserves

Other reserves comprise the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified as a profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

(d)	Dividends

On February 26, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of March 13, 2025, totalizing US$ 9,525 (R$ 55,012), paid on March 27, 2025.

Once dividends are declared and approved by the board of directors, they will be paid on a proportional basis to the owners of the common shares.

(e)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

On February 7, 2024, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

On September 26, 2024, the Company announced a new share buyback and share repurchase plans to buy back up to US$15.0 million of the Company’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plans are approved to replace the share buyback plan announced on February 7, 2024, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

During the first quarter of 2025, the Company bought back 683,148 shares from its shareholders and the market, in the amount of R$ 40,309.

In March 2025 the Company holds 5,333,765 Class A common shares in treasury.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(f)	Basic and diluted earnings per share

a) Basic earning per share	03/31/2025	03/31/2024
From continuing operations attributable to the ordinary equity holders of the Entity	0.89	0.84
Total basic earning per share attributable to the ordinary equity holders of the Entity	0.89	0.84

b) Diluted earning per share	03/31/2024	03/31/2024
From continuing operations attributable to the ordinary equity holders of the Entity	0.86	0.80
Total basic earning per share attributable to the ordinary equity holders of the Entity	0.86	0.80

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	03/31/2025	03/31/2024
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	56,532	46,157
	56,532	46,157

Diluted earnings per share	03/31/2025	03/31/2024
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	56,532	46,157
Used in calculating diluted earnings per share	56,532	46,157

d) Weighted average number of shares used as the denominator	03/31/2025	03/31/2024
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	63,712,362	56,799,459
Adjustments for calculation of diluted earnings per share:	1,733,042	3,079,155
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	65,445,404	57,878,614

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

18	Revenue from services rendered

	03/31/2025	03/31/2024

Gross revenue from management fees	203,246	103,185
Gross revenue from performance fees	3,253	2,352
Gross revenue from advisory services	25,167	10,934
Gross revenue from other revenues	11,262	—

Gross revenue from services rendered	242,928	116,471

In Brazil	89,558	87,902
Abroad	153,370	28,569

Taxes and contributions	(8,207)	(7,384)

Net revenue from services rendered	234,721	109,087

Net revenue from fund management	195,529	96,455
Net revenue from performance fees	3,077	2,273
Net revenue from advisory services	24,853	10,359
Net revenue from other revenues	11,262	—

19	General and administrative expenses

	03/31/2025	03/31/2024

Personnel (a)	(62,467)	(17,314)
Share Based Plans (b)	(5,003)	(6,148)
Profit sharing (a)	(33,094)	(19,757)
	(100,564)	(43,219)
Third party expense (c)	(46,058)	(8,413)
Right of use depreciation (d)	(5,662)	(2,339)
Depreciation and amortization (e)	(8,176)	(3,125)
Travel and representations	(3,246)	(1,140)
Condominium expenses	(2,532)	(660)
Other operating expenses (f)	(9,207)	(2,762)
	(175,445)	(61,658)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 33,094(R$ 19,757 on March 31, 2024) for the three-months period ended March 31, 2025.

The increase in the first quarter of 2025 is mainly related to the business combinations concluded in the third quarter of 2024, which increases the personnel and profit-sharing expenses.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Share-based payments

See Note 25 for more details.

(c)	Third party expense

Third party expenses are composed of accounting, advisory, information technology, marketing, third-party distribution services and other contracted services.

(d)	Right of use depreciation

See Note 11 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f)	Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among other several expenses.

20	Finance profit/(loss)

	03/31/2025	03/31/2024

Investment income (i)	18,429	25,871
Financial revenue through amortized cost	205	6,065
Foreign currency variation income	1,140	—
Financial revenue on sublease agreements	64	179
Contingent consideration variation (iii)	9,546	—
Other finance income	1,025	496

Finance income	30,409	32,611

Financial expense on lease agreements	(3,758)	(2,216)
Interest expense on loans and financing (ii)	(16,141)	(15,010)
Bank fees	(191)	(36)
Fines on taxes	—	(1)
Foreign currency variation on liabilities at amortized cost	—	(614)
Interest on taxes	—	(78)
Contingent consideration variation (iii)	—	(5,756)
Other financial expenses	(106)	(237)

Finance costs	(20,196)	(23,948)

Finance profit/(loss), net	10,213	8,663

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(i)	Investment income and losses comprise the fair value changes on the financial instruments at fair value through profit or loss, Segregated investment income result is demonstrated below.

	03/31/2025	03/31/2024
Mutual funds and fixed income investments (a)	16,360	25,038
Private equity funds	2,069	833
	18,429	25,871

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income,

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 14 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 14 (iii) for more detail.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

21	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us. Certain subsidiaries of Vinci Partners Ltd subsidiaries are taxed based on the deemed profit.

Vinci Compass has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits which are recognized since there is expectation of future tax results for these companies, The tax credit arising from the tax loss and negative basis under the taxable profit regime in March 31, 2025 is R$ 14,343 (R$ 13,102 on December 31, 2024).

The income tax and social contribution charge on the results for the year can be summarized as follows:

	03/31/2025	03/31/2024

Current income tax	(6,264)	(9,440)
Current social contribution	(2,212)	(3,431)

	(8,476)	(12,871)

Deferred income tax	(2,120)	1,829
Deferred social contribution	(764)	658

	(2,884)	2,487

Total income tax and social contribution	(11,360)	(10,384)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Deferred tax balances

	03/31/2025	12/31/2024
Deferred tax assets
Tax losses	14,343	13,102
Leases	(57)	68
RSU	3,220	3,103
Interest expense on obligation for acquisition	3,190	3,190
Amortization on management Contracts	2,678	2,419
Contingent consideration	4,444	5,849
Others	2,071	3,615
Total	29,889	31,346

Deferred tax liabilities
Financial revenue	(2,493)	(2,287)
Estimated revenue	(1,193)	(1,193)
Leases	(929)	(984)
Total Income Tax	(4,615)	(4,464)

Estimated revenue	(622)	(622)
Total (Taxes and contribution)	(622)	(622)

Total deferred tax liabilities	(5,237)	(5,086)

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2023	6,066	1,084	2,188	4,149	13,487
to profit and loss	7,036	(1,016)	915	10,923	17,858
As at December 31, 2024	13,102	68	3,103	15,072	31,345
to profit and loss	1,240	(125)	117	(2,688)	1,456
As at March 31, 2025	14,342	(57)	3,220	12,384	29,889

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2023	(1,147)	(2,385)	(351)	(3,883)
to profit and loss	(1,140)	570	(633)	(1,203)
As at December 31, 2024	(2,287)	(1,815)	(984)	(5,086)
to profit and loss	(206)	—	55	(151)
As at March 31, 2025	(2,493)	(1,815)	(929)	(5,237)

(a)	Tax effective rate

	03/31/2025	03/31/2024

Profit (loss) before income taxes	67,288	56,092
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (expense) at statutory rates	(22,878)	(19,071)
Reconciliation adjustments:
Expenses not deductible	(31)	(99)
Tax benefits	29	37
Share based payments	(445)	(338)
Unrecognized tax loss credits	(1,534)	(918)
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	13,459	9,981

Other additions (exclusions), net	40	24

Income taxes expenses	(11,360)	(10,384)
Current	(8,476)	(12,871)
Deferred	(2,884)	2,487

Effective rate	17%	19%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

22	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 1,905 for the three-month period ended March 31, 2025 (March 31, 2024 – R$ 1,755).

According to Vinci Compass internal policy, the key management is entitled to receive a profit-sharing compensation for the current year. As informed in Note 12, Vinci Compass accrued a provision for profit sharing for the Group as of March 31, 2025.

(b)	Receivavbles from related parties

The Entity receivables from related parties as of March 31, 2025, and December 31, 2023, as shown in the table below:

	03/31/2025	12/31/2024

Compass Group Cayman Ltd. (“CGC”) (*)	17,608	21,673
CCLA Chile	1,469	1,600
Hakone Participações Societárias S.A.	18	12
Palermo Empreendimentos e Participacoes S.A	9	—
Osaka Participações Societárias S.A.	8	8
Cagliari Participações S.A.	4	4
	19,116	23,297

(*) Refers to a credit line financing from Vinci Compass to CGC in the amount of US$ 3,500 to fund redemptions, repurchases and other acquisitions of equity interests in CGC. Until March 31, 2025 US$ 434 was paid, remaining outstanding US$ 3,066.

(c)	Employees loans

As presented in Note 7(i), Vinci Compass may advance payments to its employees.

(d)	Receivables from employees

During 2024 and 2023, Vinci Compass sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

23	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

Vinci Compass decided to reorganize the segments by grouping strategies that align with their management characteristics, management fees, performance, and duration. This restructuring aims to better accommodate the recent acquisitions and ensure the company is organized in a more cohesive and efficient manner. It will also foster collaboration across all areas of the business, helping the Company maintain a strong, adaptable organization that is better equipped to respond to market demands and capitalize on new opportunities.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Global Investment Products and Solutions (Global IP&S)

The Global IP&S segment provides access to a network of world-class GPs and top-tier asset managers as well as proprietary investment solutions, on a discretionary and non-discretionary basis. The strategy is designed to deliver investment and advisory solutions, with a focus on alpha generation, tailored to clients' objectives. Within the Global IP&S segment, we provide multi-asset allocation strategies, as well as portfolio and management services, structured around medium to long-term risk allocation. The segment operates as a comprehensive strategy that includes Third-Party Distribution (Liquid and Alternative), Separate Mandates, Commingled Funds, Brokerage, Pension Plans, Global Solutions and Vinci Retirement Services.

Credit

The segment operates across three business lines: Public and Private Credit, Opportunistic Capital Solutions, and Agribusiness Credit, with both local and hard currency strategies. The Credit segment is designed to address the diverse financing needs of both mature and growing businesses through a broad range of sub-strategies, including local currency high grade and high yield, structured credit and confirming, real estate and infrastructure credit, agribusiness, hard currency high-grade and high-yield strategies, and opportunistic capital solutions.

Private Equity

The Private Equity segment has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is vale creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The Private Equity segment invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns.

Equities

The Equities segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals. The segment includes a range of sub-strategies to address different investor profiles and market conditions, including Long Only, Dividends, Small Caps, Long Biased, and other specialized approaches.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Real Assets

The Real Assets segment comprises investments focused on tangible, income-generating assets through real estate, infrastructure and forestry strategies, as described below:

(i)	Real Estate

The Real Estate segment is focused on income-generating mature real estate assets across Brazil through REITs listed on the B3, including shopping centers, industrial properties, commercial offices, urban properties and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The strategy covers also additional development strategies in Brazil, Uruguay and Peru, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(ii)	Infrastructure

The infrastructure strategy has exposure to real assets across the infra sector in Brazil, through equity and debt instruments. The management team invests through the following sub-sectors: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iii)	Forestry

The Forestry strategy focuses on investments in eucalyptus, pine, and native forests in Brazil, aiming to generate attractive returns through sustainable timber harvesting. The strategy includes both greenfield and brownfield projects, leveraging active management practices to enhance productivity and long-term asset value. Investments are structured across multiple vintages, with the fourth fund currently in fundraising and progressing toward Article 9 classification. The strategy applies an ESG framework to guide portfolio monitoring, set clear objectives, and assess social impacts, prioritizing projects that deliver both environmental and social benefits. The local presence of Lacan and its long-term relationships with key industry players provide privileged access to the best opportunities.

Corporate advisory

The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

			Three-month period ended 03/31/2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	17,398	24,905	18,253	16,969	11,533	500	—	89,558
Abroad	15,851	5,627	36,648	85,327	9,917	—	—	153,370
Gross revenue from services rendered	33,249	30,532	54,901	102,296	21,450	500	—	242,928
Fund Advisory fee	—	2,036	—	22,631	—	500	—	25,167
Fund Management fee	33,249	28,320	54,885	67,144	19,648	—	—	203,246
Other revenues	—	176	—	11,086	—	—	—	11,262
Fund Performance fee	—	—	16	1,435	1,802	—	—	3,253
Taxes and contributions	(1,955)	(1,509)	(2,068)	(1,744)	(888)	(43)	—	(8,207)
Net revenue from services rendered	31,294	29,023	52,833	100,552	20,562	457	—	234,721
(-) General and administrative expenses	(3,825)	(10,198)	(22,358)	(27,753)	(7,919)	(687)	(97,702)	(170,442)
Share-based payments	—	—	—	—	—	—	(5,003)	(5,003)
Operating profit	27,469	18,825	30,475	72,799	12,643	(230)	(102,705)	59,276
Finance income								30,409
Finance cost								(20,196)
Finance result, net								10,213
Equity Gain/Loss								(2,201)
Profit before income taxes								67,288
Income taxes								(11,360)
Profit for the period								55,928

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

			Three-month period ended 03/31/2024 (Restated)
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	15,468	22,215	14,281	21,477	14,273	188	—	87,902
Abroad	12,574	2,414	—	1,964	1,485	10,132	—	28,569
Gross revenue from services rendered	28,042	24,629	14,281	23,440	15,759	10,320	—	116,471
Fund Advisory fee	—	300	306	8	—	10,320	—	10,934
Fund Management fee	28,042	24,329	13,967	23,421	13,426	—	—	103,185
Fund Performance fee	—	—	8	11	2,333	—	—	2,352
Taxes and contributions	(1,554)	(1,253)	(795)	(2,393)	(866)	(523)	—	(7,384)
Net revenue from services rendered	26,488	23,376	13,486	21,048	14,892	9,797	—	109,087
(-) General and administrative expenses	(3,327)	(4,342)	(3,778)	(8,916)	(3,041)	(3,507)	(28,600)	(55,510)
Share-based payments	(10)	(46)	(5)	(10)	(13)	—	(6,064)	(6,148)
Operating profit	23,152	18,988	9,703	12,122	11,839	6,290	(34,664)	47,429
Finance income								32,611
Finance cost								(23,948)
Finance result, net								8,663
Profit before income taxes								56,092
Income taxes								(10,384)
Profit for the period								45,708

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

24	Legal Claims

As of March 31, 2025 and December 31, 2024, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil,

	03/31/2025	12/31/2024

Tax	23,516	23,327
Labor	419	540
Total	23,935	23,867

Tax Claims

Vinci Gestora de Recursos Ltda, is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,910 (December 31, 2024: R$ 3,857).

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 19,606 (December 31, 2024: R$ 19,470) for the calendar year of 2013.

25	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on March 31, 2025.

Stock Options

May 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares on the grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18,00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest in equity, redemption, capital reduction or other events defined by the Board of Directors.

As of December 31, 2024, there are stock options outstanding with respect to 1,482,753 Class A common shares. All the stock options were vested on February 1st, 2024, and the Participants have a period of 12 months to exercise their vested options from February 1, 2024 (“Exercise Deadline”). On February 1, 2025, no options were exercised by any Participant.

Since all the options were vested in 2024, no expense was recognized for the programs for the three- month period ended March 2025 (R$ 119 for the three-month period ended March 2024).

February 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share, Such options have an exercise price per share equal to US$9,96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of March 31, 2025, there are stock options outstanding with respect to 1,099,472 Class A common shares.

The total expense recognized for the programs for the three-month period ended March 2025 was R$ 951 (R$ 977 for the three-month period ended March 2024).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

January 2024

In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to 1,274,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. During the first quarter of 2024 the Entity and its subsidiaries issued stock options in connection to the related Plan.

As of March 2025, there are stock options outstanding with respect to 1,260,892 Class A common shares.

The total expense recognized for the programs for the three-month period ended March 2025 was R$ 1,699 (R$ 1,430 for the three-month period ended March 2024).

January 2025

In January 2025, the Board of Directors approved a fourth Stock Option Plan, which aims to grant up to 2,569,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have a weighted average exercise price per share in the amount of US$10.70; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2028.

As of March 2025, there are stock options outstanding with respect to 2,018,965 Class A common shares.

The total expense recognized for the programs for the three-month period ended March 2025 was R$ 1,392.

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci Compass and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1,65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950,000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, according to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

•	Market value of the shares at the granted date.

•	Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions,

regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs

The total RSUs awarded for this Plan was 781,881. The table below summarizes the activity for the year ended December 31, 2024, and for the three-month period ended March 31, 2025.

	03/31/2025	12/31/2024

RSU outstanding on January 1st	616,158	688,779
Forfeited	—	(4,310)
Vested	—	(68,311)
RSU outstanding on December 31	616,158	616,158

d)     As of March 31, 2025, total compensation expense of the plans was R$ 960 (R$ 3,622 as of March 31, 2024), including e reversion in the accrual for social charges of R$ 348 (R$ 1,689 as of March 31, 2024).

26	Deferred Revenue

In accordance with the Partnership Agreement of some funds managed by Vinci Compass, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on a linear basis during the semester. The deferred revenue balance in March is R$15,514.